SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        Transworld Home HealthCare, Inc
- - - --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- - - --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  894081-10-8
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                                 (CUSIP Number)



                               Joseph J. Raymond
                        Transworld Home HealthCare, Inc.
                  11 Skyline Drive, Hawthorne, New York 10532
- - - --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 24, 1996
- - - --------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  Schedule 13D
- - - ----------------------                                    ----------------------
CUSIP NO. 894081-10-8                                     Page 2 of 5 Pages
- - - ----------------------                                    ----------------------
- - - --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Joseph J. Raymond
- - - --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
- - - --------------------------------------------------------------------------------
   3   SEC USE ONLY




- - - --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       N/A
- - - --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(a)                                         [  ]

- - - --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
- - - --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            677,133
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             37,764
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             677,133
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       37,764

- - - --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       677,133
- - - --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

- - - --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.4%
- - - --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
- - - --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

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CUSIP NO. 894081-10-8                                     Page 3 of 5 Pages
- - - ----------------------                                    ----------------------

Item 1.  Security and Issuer

                  This statement relates to the common stock, par value $0.01 per share (the "Shares"), of Transworld Home HealthCare, Inc. (the "Company"). The address of the principal executive offices of the Company is 11 Skyline Drive, Hawthorne, New York 10532.

Item 2.  Identity and Background

     This statement is filed by Joseph J. Raymond. Mr. Raymond's business address is c/o Transworld Home HealthCare, Inc., 11 Skyline Drive, Hawthorne, New York 10532.

     Mr. Raymond is presently employed as Chairman of the Board and Chief Executive Officer of the Company. The address of the Company is as herein stated.

     Mr. Raymond has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of any judicial or administrative body.

     Mr. Raymond is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

                  Not applicable.

Item 4.  Purposes of Transaction

     On April 24, 1996, Mr. Raymond gifted 60,000 Shares. Mr. Raymond does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of this Item 4.

                                  SCHEDULE 13D

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CUSIP NO. 894081-10-8                                     Page 4 of 5 Pages
- - - ----------------------                                    ----------------------

Item 5.  Interest in Securities of the Issuer

          (a) Mr. Raymond beneficially owns 677,133 Shares, which constitutes 12.4% of the outstanding Shares of the Company.

          (b) Mr. Raymond has sole power to vote or direct the vote, and sole power to dispose or direct the disposition of 677,133 Shares. Mr. Raymond is a co-trustee of four irrevocable family trusts which in the aggregate hold 37,764 Shares. Mr. Raymond disclaims beneficial ownership of the Shares held by each of the foregoing trusts.

          (c) There have been no transactions with respect to Shares, other than as described in Item 4, effected by Mr. Raymond during the past sixty (60) days.

          (d) No persons other than Mr. Raymond have the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of, the Shares beneficially owned by Mr. Raymond.

          (e) Not applicable.

Item 6.  Contracts; Arrangements, Understandings or Relationships
           With Respect to Securities of the Issuer.

                           Not applicable.

Item 7.  Materials to be Filed as Exhibits

                           Not applicable.

                                  SCHEDULE 13D

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CUSIP NO. 894081-10-8                                     Page 5 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 1996
                                                /s/JOSEPH J. RAYMOND
                                                   ------------------
                                                   Joseph J. Raymond